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                                                                      EXHIBIT 16
                                                                 [INTEROIL LOGO]
                              INTEROIL CORPORATION

                      PROXY SOLICITED BY THE MANAGEMENT OF
                              INTEROIL CORPORATION

            FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON JUNE 25, 2003

The undersigned shareholder of InterOil Corporation (the "Corporation") hereby appoints Phil E. Mulacek, Chairman and Chief Executive Officer, or failing him, Christian Vinson, or failing either of them _______________________as proxy of the undersigned to attend and act for and on behalf of the undersigned to vote or refrain from voting all of the common shares registered in the name of the undersigned on behalf of the undersigned at the Annual and Special Meeting of Shareholders of the Corporation (the "Meeting") to be held on June 25, 2003, and at every adjournment thereof, with full power of substitution, in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting or such adjournment or adjournments thereof; provided, however, that without limiting the general authorization and power hereby given, the proxyholder named above is specifically directed, on any ballot that may be called for, to vote the common shares registered in the name of the undersigned as follows:

1. VOTE FOR or WITHHOLD VOTE in accordance with the attached voting form, with respect to the election of the nominees of management as directors
         - Please mark on voting form;

2. [ ] VOTE FOR or [ ] WITHHOLD VOTE on the resolution to reappoint KPMG, chartered accountants, as auditors and allowing the directors to fix the remuneration to be paid to the auditors;

3. [ ] VOTE FOR or [ ] VOTE AGAINST a resolution approving the Corporation's stock option plan, the full text of which is set forth in Appendix "A" to the information circular accompanying the notice of the Meeting;

4. [ ] VOTE FOR or [ ] VOTE AGAINST on a special resolution amending the articles of the Corporation, the full text of which resolution is set forth in Appendix "B" to the information circular accompanying the notice of the Meeting;

5. [ ] VOTE FOR or [ ] VOTE AGAINST the resolution to approve the issuance of options to Phil E. Mulacek;

6. [ ] VOTE FOR or [ ] VOTE AGAINST the resolution to issue options to Christian M. Vinson;

7. [ ] VOTE FOR or [ ] VOTE AGAINST the resolution to issue options to Roger N. Grundy;

8. [ ] VOTE FOR or [ ] VOTE AGAINST the resolution to issue options to Gaylen J. Byker;

9. [ ] VOTE FOR or [ ] VOTE AGAINST the resolution to issue options to G. Michael Folie; and

10. [ ] VOTE FOR or [ ] VOTE AGAINST the resolution to issue options to Edward Speal.

IN HIS/HER DISCRETION with respect to amendments to the above matters and on such other business as may properly come before the Meeting or any adjournment thereof.

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                                      -2-

THE PROXYHOLDER'S VOTING INTENTIONS IN RELATION TO UNDIRECTED PROXIES ARE TO VOTE FOR ALL OF THE MEASURES.

         If you do NOT wish to direct your proxy how to vote, please place a
         mark in the box.                                                    [ ]

         By marking this box, you acknowledge that the proxyholder may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest.

DATED: ______, 2003     ________________________________________________________
                        Signature of Registered Shareholder (Please sign exactly as your name appears on share certificate)

                        ________________________________________________________
                                              Name of Shareholder (Please print)

                        ________________________________________________________
                            Number of Common Shares / Chess Depository Interests
                                                                           Held*
                                         *CROSS OUT WHICH EVER IS NOT APPLICABLE

                     Notes:

                     (1) Shareholders may vote at the Meeting either in person or by proxy. A proxy should be dated and signed by the shareholder or the shareholder's attorney authorised in writing. If not dated, this proxy shall be deemed to bear the date on which it was mailed or delivered to the Corporation.

                     (2) You have the right to appoint a person other than as designated herein to represent you at the Meeting either by striking out the names of the persons designated above and inserting such person's name in the blank space provided or by completing another proper form of proxy and, in either case delivering the completed proxy to Computershare Investor Services (for shareholders whose shares are on the North American register) or Computershare Registry Services (for shareholders whose shares are on the Australian or Papua New Guinea register) in the envelope provided.

                     (3) This form of proxy must be dated and signed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized. If the common shares are registered in the name of an executor, administrator or trustee, please sign exactly as the common shares are registered. If the common shares are registered in the name of a deceased shareholder, the shareholder's name must be printed in the space provided, the form of proxy must be signed by the legal representative with his or her name printed below his or her signature and evidence of authority to sign on behalf of the shareholder must be attached to this form of proxy. In many cases, common shares beneficially owned by a holder are registered in the name of a securities dealer or broker, other intermediary or clearing agency. Shareholders whose common shares are so registered should contact that nominee for instructions in voting their shares. All shareholders should refer to the accompanying information Circular for further information regarding completion of this form of proxy and other information pertaining to the Meeting.

                     (4) THE COMMON SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS OF THE SHAREHOLDER ON ANY BALLOT THAT MAY BE CALLED FOR. IN THE ABSENCE OF DIRECTION, THIS PROXY WILL BE VOTED FOR EACH OF THE MATTERS REFERRED TO HEREIN.

                     (5) A completed proxy must be delivered to the Corporation c/o Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 (for shareholders whose shares are on the North American register) or Computershare Registry Services Pty Limited, Level 3, 60 Carrington Street, Sydney, NSW, 2000, Australia (for shareholders whose shares are on the Australian or Papua New Guinea register) by 9:00 am (local time) on the second last business day preceding the date of the Meeting, being June 23, 2003.